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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

RDO EQUIPMENT CO.
(Name of Issuer)

RDO EQUIPMENT CO.
(Name of Person(s) Filing Statement)

CLASS A COMMON STOCK, $.01 PAR VALUE
(Title of Class of Securities)

749413 10 0
(CUSIP Number of Class of Securities)

Thomas K. Espel, Treasurer
RDO Equipment Co.
2829 University Drive South
Fargo, ND 58103
Tel: (701) 297-4288

(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications On Behalf of the Person(s) Filing Statement)

With a Copy to:

John H. Stout
David C. Grorud
Fredrikson & Byron, P.A.
4000 Pillsbury Center
200 South Sixth Street
Minneapolis, MN 55402-1425
Tel: (612) 492-7000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-ad157 3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☒	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:    ☐

Transaction Valuation(1)	Amount of Filing Fee(2)
$29,053,567	$2,351

(1)
Estimated for the purposes of calculating the filing fee only, this calculation assumes (i) the purchase of shares of Class A Common Stock of RDO Equipment Co. at the tender offer price of $6.01 per share; (ii) 4,363,855 shares outstanding (excluding shares already owned by RDO Tender Co., RDO Holdings Co. or their affiliates) as of March 31, 2003; and (iii) the exercise of up to 470,349 options to purchase shares, on or prior to the expected consummation of the tender offer.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory Number 11 for Fiscal Year 2003, equals $80.90 per million.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.    ☒

Amount Previously Paid: $2,351

Form(s) or Registration No.: Schedule TO

Filing Party: RDO Tender Co., RDO Holdings Co., Ronald D. Offutt, Betty Lou and Larry Scott

Date(s) Filed: April 28, 2003

INTRODUCTION

        This Schedule 13E-3 relates to the tender offer by RDO Tender Co., a Delaware corporation ("RDO Tender") and a wholly owned subsidiary of RDO Holdings Co., a North Dakota corporation ("RDO Holdings"). RDO Tender is offering to purchase at a purchase price of $6.01 per share, net to seller in cash, less any withholding taxes and without payment of interest (the "Offer Price"), all outstanding RDOE Class A shares that are not owned by RDO Tender, RDO Holdings or their affiliates, on the terms and subject to the conditions set forth in the Offer to Purchase dated April 28, 2003 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal"), copies of which are filed as Exhibits 99.(a)(1) and 99.(a)(2), respectively, and are incorporated herein by reference (which, as may be amended or supplemented from time to time, together constitute the "Offer").

        The Offer is disclosed in a combined Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (the "Schedule TO") filed by RDO Tender, RDO Holdings, Ronald D. Offutt and Betty Lou and Larry Scott with the Securities and Exchange Commission (the "SEC") on April 28, 2003.

        RDOE is filing a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") with the SEC concurrently herewith. RDOE filed its Annual Report on Form 10-K for fiscal year ended January 31, 2003 with the SEC on April 23, 2003 (the "Annual Report").

        All information set forth in (i) the Offer to Purchase, (ii) the Letter of Transmittal, (iii) the Schedule TO; (iv) the Schedule 14D-9; and (v) the Annual Report, including, with respect to each of the foregoing, all schedules and annexes thereto and all supplements and/or further amendments thereto, is incorporated herein by reference in response to all items of this Schedule 13E-3.

        With respect to all information described herein as contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal and all information regarding RDO Tender, RDO Holdings, Mr. and Mrs. Scott, Mr. Offutt or their affiliates and their officers or directors or actions or events with respect to any of them, RDOE takes no responsibility for the accuracy or completeness of such information or for any failure by such parties to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

Item 1. Summary Term Sheet.

        The information set forth in the Offer to Purchase under the section entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2. Subject Company Information.

        (a)–(b)    The information contained in the section of the Schedule 14D-9 entitled "Item 1. Subject Company Information" is incorporated herein by reference.

        (c)–(d)    The information set forth in the Offer to Purchase under the section entitled "The Offer—Section 6. Price Range of Shares; Dividends" is incorporated herein by reference.

        (e)    None.

        (f)    The information contained in the section of the Schedule 14D-9 entitled "Item 8. Additional Information—RDOE Share Purchases" is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

        (a)–(c)    RDOE is both the subject company and the filing person in this Schedule 13E-3. The information set forth in the Schedule 14D-9 under in the sections entitled "Item 1. Subject Company Information" and "Item 3. Past Contacts, Transactions, Negotiations and Agreements," in the Offer to Purchase under the section entitled "The Offer—Section 8. Certain Information Concerning RDO Tender, RDO Holdings and their Affiliates" and in the Annual Report under the sections entitled

"Item 4a. Executive Officers of the Registrant," "Item 10. Directors and Executive Officers of the Registrant," "Item 11, Executive Compensation," "Item 12. Security Ownership of Certain Beneficial Owners and Management" and "Item 13. Certain Relationships and Related Transactions" are incorporated herein by reference.

        The principle business addresses of the non-management directors of RDOE are as follows:

  •
  Bradford M. Freeman, Freeman Spogli & Company, 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025.

  •
  Professor Ray Goldberg, Harvard Business School, Cumnock Hall, Boston, Massachusetts 02163.

  •
  Norman M. Jones, 5041 Interlachen Bluff, Edina, Minnesota 55436.

  •
  Edward T. Schafer, 4426 Carrie Rose Lane, Fargo, North Dakota 58104.

  •
  James D. Watkins, J. D. Watkins Enterprises, Inc., 1205 18th Avenue South, Princeton, Minnesota 55371.

        RDOE has no reason to believe that any of its executive officers, directors or other controlling persons has, in the past five years, either (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining such executive officer, director or other controlling person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. All executive officers, directors and other controlling persons are citizens of the United States of America.

Item 4. Terms of the Transaction.

        (a)    The information set forth in the Offer to Purchase under the headings "Summary Term Sheet," and "Introduction" and in Sections 1, 2, 3, 4, 5, 9, 11, 13 and 14 under the heading "The Offer" is incorporated herein by reference.

        (c)    None.

        (d)    The information set forth in the Offer to Purchase under the sections entitled "Summary Term Sheet," "The Offer-Section 9. Mergers; Appraisal Rights; Rule 13e-3" and in Schedule C to the Offer to Purchase is incorporated herein by reference.

        (e)    None.

        (f)    Not applicable.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

        (a), (b), (c), (e)    The information set forth in the Schedule 14D-9 sections entitled "Item 3. Past Contacts, Transactions, Negotiations and Agreements" and "Item 4. The Solicitation or Recommendation," and in the Offer to Purchase sections entitled "Special Factors—Background of the Offer," "Special Factors—Reasons for and Purpose of the Offer and the Merger," "Special Factors—Position of RDO Tender, RDO Holdings and their Affiliates Regarding the Fairness of the Offer and Merger," "Special Factors—Mr. Offutt's Relationships with RDOE," "Special Factors—Interests of Certain Persons in the Offer and the Merger," and "The Offer—Section 8. Certain Information Concerning RDO Tender, RDO Holdings and their Affiliates" and in the Annual Report in the section entitled "Item 13. Certain Relationships and Related Transactions" is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

        (b), (c)(1)–(8)    The information set forth in the Schedule 14D-9 under the section entitled "Item 4. The Solicitation or Recommendation," and in the Offer to Purchase under the sections entitled "Summary Term Sheet," "Introduction," "Special Factors—Reasons for and Purpose of the Offer and Merger," "Special Factors—Plans for RDOE After the Merger," "Special Factors-Conduct of RDOE's Business if the Offer is Not Completed," "The Offer—Section 9. Merger; Appraisal Rights; Rule 13e-3" and "The Offer—Section 14. Certain Effects of the Offer" is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

        (a)–(d)    The information set forth in the Schedule 14D-9 the section entitled "Item 4. The Solicitation or Recommendation," and in the Offer to Purchase in the sections entitled "Summary Term Sheet," "Introduction," "Special Factors—Reasons for and Purpose of the Offer and Merger," "Special Factors—Plans for RDOE After the Merger" and "The Offer—Section 9. Merger; Appraisal Rights; Rule 13e-3" is incorporated herein by reference.

Item 8. Fairness of the Transaction.

        (a)–(e)    The information set forth in the Schedule 14D-9 in the section entitled "Item 4. The Solicitation or Recommendation" and in the Offer to Purchase under the section entitled "Special Factors-Position of RDO Tender, RDO Holdings and their Affiliates Regarding the Fairness of the Offer and the Merger" is incorporated herein by reference.

        (f)    None.

Item 9. Reports, Opinions, Appraisals and Negotiations.

        (a)–(c)    The information contained in the sections of the Schedule 14D-9 entitled "Item 4. The Solicitation and Recommendation" and "Item 5. Persons/Assets, Retained, Employed, Compensated or Used" and in the Offer to Purchase under "Special Factors—Position of RDO Tender, RDO Holdings and their Affiliates Regarding the Fairness of the Offer and the Merger" and "The Offer—Section 7. Certain Information Regarding RDOE" is incorporated herein by reference. The fairness opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated March 7, 2003 and the fairness opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated April 22, 2003, each of which are attached as Annex A to the Schedule 14D-9, and the reports of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., which are filed as Exhibits 99.(a)(xiv), 99.(a)(xv) and 99.(a)(xvi) to the Schedule 14D-9, are incorporated herein by reference and will be made available for inspection and copying at the principal offices of RDOE during its regular business hours by any interested equity security holder of RDOE or such equity security holder's representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration.

        (a)–(b)    The information contained in the sections of the Offer to Purchase entitled "Summary Term Sheet" and "The Offer—Section 10. Source and Amount of Funds" is incorporated herein by reference.

        (c)    The information contained in the section of the Offer to Purchase entitled "The Offer—Section 15. Fees and Expenses" and in the Schedule 14D-9 in the sections entitled "Item 3. Past Contracts, Transactions, Negotiations and Agreements," "Item 4. The Solicitation and Recommendation" and "Item 5. Persons/Assets, Retained, Employed, Compensated or Used" is incorporated herein by reference.

        (d) (1), (2)    The information contained in the sections of the Offer to Purchase entitled "Summary Term Sheet" and "The Offer—Section 10. Source and Amount of Funds" is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

        (a)    The information contained in the section of the Schedule 14D-9 entitled "Item 3. Past Contract, Transactions, Negotiations and Agreements" and the section of the Annual Report entitled "Item 12. Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

        (b)    The information contained in the section of the Schedule 14D-9 entitled "Item 6. Interest in Securities of the Subject Company" is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

        (d)–(e)    The information contained in the section of the Schedule 14D-9 entitled "Item 4. The Solicitation or Recommendation" and in the sections of the Offer to Purchase entitled "Special Factors—Position of RDO Tender, RDO Holdings and their Affiliates Regarding the Fairness of the Offer and the Merger," "Special Factors—Recommendation of the Special Committee," "The Offer—Section 7. Certain Information Concerning RDOE," and "The Offer—Section 8. Certain Information Concerning RDO Tender, RDO Holdings and their Affiliates" is incorporated herein by reference.

Item 13. Financial Statements.

        (a)    The information contained in the section of the Offer to Purchase entitled "The Offer—Section 7. Certain Information Concerning RDOE" is incorporated herein by reference. In addition, the information in the Annual Report under the sections entitled "Item 6. Selected Financial Data" and "Item 8A. Financial Statements and Supplementary Data" is incorporated herein by reference.

        (b)    Not applicable.

Item 14. Person/Assets, Retained, Employed, Compensated or Used.

        (a)    The information contained in the section of the Schedule 14D-9 entitled "Item 5. Persons/Assets Retained, Employed, Compensated or Used" and the information in the section of the Offer to Purchase entitled "The Offer—Section 15. Fees and Expenses" is incorporated herein by reference.

        (b)    The information contained in the section of the Schedule 14D-9 entitled "Item 4. The Solicitation or Recommendation" and the information in the section of the Offer to Purchase entitled "The Offer—Section 15. Fees and Expenses" is incorporated herein by reference.

Item 15. Additional Information.

        (b)    All information set forth in (i) the Offer to Purchase, (ii) the Letter of Transmittal, (iii) the Schedule TO, (iv) the Schedule 14D-9 and (v) the Annual Report, including, with respect to each of the foregoing, all schedules and annexes thereto and all supplements and/or further amendments thereto, is incorporated herein by reference in response to all items of this Schedule 13E-3.

Item 16. Exhibits.

Exhibit No.	Description
Exhibit 99.(a)(1)	Offer to Purchase, dated as of April 28, 2003 (incorporated by reference to Exhibit 99(a)(1)(i) to Schedule TO)
Exhibit 99.(a)(2)	Letter of Transmittal (incorporated by reference to Exhibit 99(a)(1)(ii) to Schedule TO)
Exhibit 99.(a)(3)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99(a)(1)(iii) to Schedule TO)
Exhibit 99.(a)(4)	Letter from Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99(a)(1)(iv) to Schedule TO)
Exhibit 99.(a)(5)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99(a)(1)(v) to Schedule TO)
Exhibit 99.(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99(a)(1)(vi) to Schedule TO)
Exhibit 99.(a)(7)	RDOE's Schedule 14D-9 filed with the Securities and Exchange Commission on April 28, 2003 (incorporated herein by reference)
Exhibit 99.(a)(8)	RDOE's Annual Report on Form 10-K for fiscal year ended January 31, 2003, filed with the Securities and Exchange Commission on April 23, 2003 (incorporated herein by reference)

Exhibit 99.(a)(9)	Letter to Stockholders of RDO Equipment Co. dated April 28, 2003 (incorporated by reference to Exhibit 99(a)(vii) of the Schedule 14D-9)
Exhibit 99.(a)(10)	Press Release issued by RDOE on December 16, 2003 (incorporated by reference to Exhibit 99(a)(viii) of the Schedule 14D-9)
Exhibit 99.(a)(11)	Press Release issued by RDOE on January 22, 2003 (incorporated by reference to Exhibit 99(a)(ix) of the Schedule 14D-9)
Exhibit 99.(a)(12)	Press Release issued by RDOE on March 7, 2003 (incorporated by reference to Exhibit 99(a)(x) of the Schedule 14D-9)
Exhibit 99.(a)(13)	Press Release issued by RDOE on April 8, 2003 (incorporated by reference to Exhibit 99(a)(xi) of the Schedule 14D-9)
Exhibit 99.(a)(14)
Complaint titled SRZ Trading, LLC v. RDO Equipment Co., Ronald D. Offutt, Christi J. Offutt, Allan F. Knoll, Bradford M. Freeman, Ray A. Goldberg, Paul T. Horn, Norman M. Jones, Edward T. Schafer and James D. Watkins (C.A. No. 20214-NC) filed on March 31, 2003 in the Delaware Court of Chancery (incorporated by reference to Exhibit 99(a)(5)(i) to Schedule TO).
Exhibit 99.(a)(15)
Answer filed in response to Complaint titled SRZ Trading, LLC v. RDO Equipment Co., Ronald D. Offutt, Christi J. Offutt, Allan F. Knoll, Bradford M. Freeman, Ray A. Goldberg, Paul T. Horn, Norman M. Jones, Edward T. Schafer and James D. Watkins (C.A. No. 20214-NC) filed on April 22, 2003 in the Delaware Court of Chancery (incorporated by reference to Exhibit 99(a)(5)(ii) to the Schedule TO)
Exhibit 99.(a)(16)	Press Release issued by RDOE on April 28, 2003 (incorporated by reference to Exhibit 99(a)(xx) of the Schedule 14D-9)
Exhibit 99.(c)(1)	Fairness Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated as of March 7, 2003 (incorporated by reference to Annex A of the Schedule 14D-9)
Exhibit 99.(c)(2)	Fairness Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated as of April 22, 2003 (incorporated by reference to Annex A of the Schedule 14D-9)
Exhibit 99.(c)(3)	Report of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated as of February 25, 2003 (incorporated by reference to Exhibit 99(a)(xiv) of the Schedule 14D-9)
Exhibit 99.(c)(4)	Amended Report of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated as of March 7, 2003 (incorporated by reference to Exhibit 99(a)(xv) of the Schedule 14D-9)
Exhibit 99.(c)(5)	Supplemental Report of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated as of April 22, 2003 (incorporated by reference to Exhibit 99(a)(xvi) of the Schedule 14D-9)
Exhibit 99.(d)(1)
Stock Option Agreement, dated February 1, 1994, as amended, by and between Ronald D. Offutt and Allan F. Knoll (incorporated by reference to Exhibit 7.1 contained in Ronald D. Offutt's Schedule 13D filed with the Securities and Exchange Commission on December 18, 2000 (File No. 005-50427))

Exhibit 99.(d)(2)	Second Amendment to Stock Option Agreement, dated April 23, 2003, between Ronald D. Offutt and Allan F. Knoll (incorporated by reference to Exhibit 99(d)(2) of the Schedule TO)
Exhibit 99.(d)(3)
Stock Option Agreement, dated February 1, 1994, as amended, by and between Ronald D. Offutt and Paul T. Horn (incorporated by reference to Exhibit 7.2 contained in Ronald D. Offutt's Schedule 13D filed with the Securities and Exchange Commission on December 18, 2000 (File No. 005-50427))
Exhibit 99.(d)(4)
Addendum to Stock Option Agreement, dated November 1, 2002, between Ronald D. Offutt and Paul T. Horn (incorporated by reference to Exhibit 7.3 contained in Ronald D. Offutt's Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on November 19, 2002 (File No. 005-50427))
Exhibit 99.(d)(5)	Second Amendment to Stock Option Agreement dated April 23, 2003, between Ronald D. Offutt and Paul T. Horn (incorporated by reference to Exhibit 99(d)(5) of the Schedule TO)
Exhibit 99.(d)(6)
Stock Option Agreement dated November 19, 1998 between RDO Equipment Co. and Ronald D. Offutt (incorporated by reference to Exhibit 7.4 contained in Ronald D. Offutt's Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on December 18, 2002 (File No. 005-50427))
Exhibit 99.(d)(7)
Stock Option Agreement dated June 4, 2002 between RDO Equipment Co. and Ronald D. Offutt (incorporated by reference to Exhibit 7.5 contained in Ronald D. Offutt's Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on December 18, 2002 (File No. 005-50427))
Exhibit 99.(d)(8)
Proposal letter dated December 16, 2002 from Ronald D. Offutt to the Special Committee of the Board of Directors of RDO Equipment Co. (incorporated by reference to Exhibit 7.7 contained in Ronald D. Offutt's Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on December 18, 2002 (File No. 005-50427))
Exhibit 99.(d)(9)
Proposal letter dated March 6, 2003 from Ronald D. Offutt to the Special Committee of the Board of Directors of RDO Equipment Co. (incorporated by reference to Exhibit 7.8 contained in Ronald D. Offutt's Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on March 7, 2003 (File No. 005-50427))
Exhibit 99.(d)(10)
Agreement to Facilitate Offer dated April 23, 2003 among RDO Tender Co., RDO Holdings, Co., Ronald D. Offutt, Betty Lou Scott and Larry Scott (incorporated by reference to Exhibit 99(d)(10) of the Schedule TO).
Exhibit 99.(d)(11)	RDO Equipment Co. 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.8 to RDOE's Annual Report on Form 10-K for the fiscal year ended January 31, 1997 (File No. 1-12641))
Exhibit 99.(d)(12)	Form of Agreement regarding Incentive Stock Option (incorporated by reference to Exhibit 10.4 to RDOE's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2001 (File No. 1-12641))
Exhibit 99.(d)(13)	Form of Agreement regarding Non-Statutory Stock Option (incorporated by reference to Exhibit 10.5 to RDOE's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2001 (File No. 1-12641))

Exhibit 99.(d)(14)
Form Amended and Restated Indemnification Agreement between RDO Equipment Co. and Each of the Directors and Executive Officers of RDO Equipment Co. Indemnification Agreement and Guarantee by Ronald D. Offutt (incorporated by reference to Exhibit 10.18 of RDOE's Annual Report on Form 10-K for the fiscal year ended January 31, 2003 (File No. 1-12641))
Exhibit 99.(f)(1)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Exhibit 99(f) of the Schedule TO)

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RDO EQUIPMENT CO.
Dated: April 28, 2003	By:	/s/ THOMAS K. ESPEL
Name:	Thomas K. Espel
Title:	Treasurer

INDEX TO EXHIBITS

Exhibit No.	Description
Exhibit 99.(a)(1)	Offer to Purchase, dated as of April 28, 2003 (incorporated by reference to Exhibit 99(a)(1)(i) to Schedule TO)
Exhibit 99.(a)(2)	Letter of Transmittal (incorporated by reference to Exhibit 99(a)(1)(ii) to Schedule TO)
Exhibit 99.(a)(3)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99(a)(1)(iii) to Schedule TO)
Exhibit 99.(a)(4)	Letter from Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99(a)(1)(iv) to Schedule TO)
Exhibit 99.(a)(5)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99(a)(1)(v) to Schedule TO)
Exhibit 99.(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99(a)(1)(vi) to Schedule TO)
Exhibit 99.(a)(7)	RDOE's Schedule 14D-9 filed with the Securities and Exchange Commission on April 28, 2003 (incorporated herein by reference)
Exhibit 99.(a)(8)	RDOE's Annual Report on Form 10-K for fiscal year ended January 31, 2003, filed with the Securities and Exchange Commission on April 23, 2003 (incorporated herein by reference)
Exhibit 99.(a)(9)	Letter to Stockholders of RDO Equipment Co. dated April 28, 2003 (incorporated by reference to Exhibit 99(a)(vii) of the Schedule 14D-9)
Exhibit 99.(a)(10)	Press Release issued by RDOE on December 16, 2003 (incorporated by reference to Exhibit 99(a)(viii) of the Schedule 14D-9)
Exhibit 99.(a)(11)	Press Release issued by RDOE on January 22, 2003 (incorporated by reference to Exhibit 99(a)(ix) of the Schedule 14D-9)
Exhibit 99.(a)(12)	Press Release issued by RDOE on March 7, 2003 (incorporated by reference to Exhibit 99(a)(x) of the Schedule 14D-9)
Exhibit 99.(a)(13)	Press Release issued by RDOE on April 8, 2003 (incorporated by reference to Exhibit 99(a)(xi) of the Schedule 14D-9)
Exhibit 99.(a)(14)
Complaint titled SRZ Trading, LLC v. RDO Equipment Co., Ronald D. Offutt, Christi J. Offutt, Allan F. Knoll, Bradford M. Freeman, Ray A. Goldberg, Paul T. Horn, Norman M. Jones, Edward T. Schafer and James D. Watkins (C.A. No. 20214-NC) filed on March 31, 2003 in the Delaware Court of Chancery (incorporated by reference to Exhibit 99(a)(5)(i) to Schedule TO).
Exhibit 99.(a)(15)
Answer filed in response to Complaint titled SRZ Trading, LLC v. RDO Equipment Co., Ronald D. Offutt, Christi J. Offutt, Allan F. Knoll, Bradford M. Freeman, Ray A. Goldberg, Paul T. Horn, Norman M. Jones, Edward T. Schafer and James D. Watkins (C.A. No. 20214-NC) filed on April 22, 2003 in the Delaware Court of Chancery (incorporated by reference to Exhibit 99(a)(5)(ii) to the Schedule TO)
Exhibit 99.(a)(16)	Press Release issued by RDOE on April 28, 2003 (incorporated by reference to Exhibit 99(a)(xx) of the Schedule 14D-9)

Exhibit 99.(c)(1)	Fairness Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated as of March 7, 2003 (incorporated by reference to Annex A of the Schedule 14D-9)
Exhibit 99.(c)(2)	Fairness Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated as of April 22, 2003 (incorporated by reference to Annex A of the Schedule 14D-9)
Exhibit 99.(c)(3)	Report of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated as of February 25, 2003 (incorporated by reference to Exhibit 99(a)(xiv) of the Schedule 14D-9)
Exhibit 99.(c)(4)	Amended Report of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated as of March 7, 2003 (incorporated by reference to Exhibit 99(a)(xv) of the Schedule 14D-9)
Exhibit 99.(c)(5)	Supplemental Report of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated as of April 22, 2003 (incorporated by reference to Exhibit 99(a)(xvi) of the Schedule 14D-9)
Exhibit 99.(d)(1)
Stock Option Agreement, dated February 1, 1994, as amended, by and between Ronald D. Offutt and Allan F. Knoll (incorporated by reference to Exhibit 7.1 contained in Ronald D. Offutt's Schedule 13D filed with the Securities and Exchange Commission on December 18, 2000 (File No. 005-50427))
Exhibit 99.(d)(2)	Second Amendment to Stock Option Agreement, dated April 23, 2003, between Ronald D. Offutt and Allan F. Knoll (incorporated by reference to Exhibit 99(d)(2) of the Schedule TO)
Exhibit 99.(d)(3)
Stock Option Agreement, dated February 1, 1994, as amended, by and between Ronald D. Offutt and Paul T. Horn (incorporated by reference to Exhibit 7.2 contained in Ronald D. Offutt's Schedule 13D filed with the Securities and Exchange Commission on December 18, 2000 (File No. 005-50427))
Exhibit 99.(d)(4)
Addendum to Stock Option Agreement, dated November 1, 2002, between Ronald D. Offutt and Paul T. Horn (incorporated by reference to Exhibit 7.3 contained in Ronald D. Offutt's Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on November 19, 2002 (File No. 005-50427))
Exhibit 99.(d)(5)	Second Amendment to Stock Option Agreement dated April 23, 2003, between Ronald D. Offutt and Paul T. Horn (incorporated by reference to Exhibit 99(d)(5) of the Schedule TO)
Exhibit 99.(d)(6)
Stock Option Agreement dated November 19, 1998 between RDO Equipment Co. and Ronald D. Offutt (incorporated by reference to Exhibit 7.4 contained in Ronald D. Offutt's Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on December 18, 2002 (File No. 005-50427))
Exhibit 99.(d)(7)
Stock Option Agreement dated June 4, 2002 between RDO Equipment Co. and Ronald D. Offutt (incorporated by reference to Exhibit 7.5 contained in Ronald D. Offutt's Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on December 18, 2002 (File No. 005-50427))
Exhibit 99.(d)(8)
Proposal letter dated December 16, 2002 from Ronald D. Offutt to the Special Committee of the Board of Directors of RDO Equipment Co. (incorporated by reference to Exhibit 7.7 contained in Ronald D. Offutt's Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on December 18, 2002 (File No. 005-50427))

Exhibit 99.(d)(9)
Proposal letter dated March 6, 2003 from Ronald D. Offutt to the Special Committee of the Board of Directors of RDO Equipment Co. (incorporated by reference to Exhibit 7.8 contained in Ronald D. Offutt's Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on March 7, 2003 (File No. 005-50427))
Exhibit 99.(d)(10)
Agreement to Facilitate Offer dated April 23, 2003 among RDO Tender Co., RDO Holdings, Co., Ronald D. Offutt, Betty Lou Scott and Larry Scott (incorporated by reference to Exhibit 99(d)(10) of the Schedule TO).
Exhibit 99.(d)(11)	RDO Equipment Co. 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.8 to RDOE's Annual Report on Form 10-K for the fiscal year ended January 31, 1997 (File No. 1-12641))
Exhibit 99.(d)(12)	Form of Agreement regarding Incentive Stock Option (incorporated by reference to Exhibit 10.4 to RDOE's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2001 (File No. 1-12641))
Exhibit 99.(d)(13)	Form of Agreement regarding Non-Statutory Stock Option (incorporated by reference to Exhibit 10.5 to RDOE's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2001 (File No. 1-12641))
Exhibit 99.(d)(14)
Form Amended and Restated Indemnification Agreement between RDO Equipment Co. and Each of the Directors and Executive Officers of RDO Equipment Co. Indemnification Agreement and Guarantee by Ronald D. Offutt (incorporated by reference to Exhibit 10.18 of RDOE's Annual Report on Form 10-K for the fiscal year ended January 31, 2003 (File No. 1-12641))
Exhibit 99.(f)(1)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Exhibit 99(f) of the Schedule TO)

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INTRODUCTION
  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contracts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Purposes, Alternatives, Reasons and Effects.
  Item 8. Fairness of the Transaction.
  Item 9. Reports, Opinions, Appraisals and Negotiations.
  Item 10. Source and Amounts of Funds or Other Consideration.
  Item 11. Interest in Securities of the Subject Company.
  Item 12. The Solicitation or Recommendation.
  Item 13. Financial Statements.
  Item 14. Person/Assets, Retained, Employed, Compensated or Used.
  Item 15. Additional Information.
  Item 16. Exhibits.
SIGNATURE
INDEX TO EXHIBITS